

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Election of Directors and Voting Results from the 2021 Annual Meeting of Shareholders

May 20, 2021 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE American: TMQ) ("Trilogy Metals" or the "Company") is pleased to announce the detailed voting results on the items of business considered at its Annual Meeting of the Shareholders ("Meeting") held in Vancouver yesterday. All proposals were approved and the nominees listed in the management proxy circular for the meeting were all elected as directors. A total of 119,434,309 or 82.77% of the Company's issued and outstanding shares were represented at the Meeting.

Shareholder Voting Results

The Shareholders voted on the following matters at this year's Meeting. Other than Proposals 1, 3 and 4, which represents votes by ballot, the results presented below represent votes accordingly to proxies received.

Proposal 1: Election of Directors

Nominee	Votes For	% For	Votes Withheld	% Withheld
Tony Giardini	84,136,295	99.85	123,899	0.15
James Gowans	84,103,545	99.81	156,649	0.19
William Hayden	84,136,696	99.85	123,498	0.15
William Hensley	84,124,876	99.84	135,318	0.16
Gregory Lang	84,066,771	99.77	193,424	0.23
Kalidas Madhavpeddi	84,082,252	99.79	177,943	0.21
Janice Stairs	84,084,677	99.79	175,518	0.21
Diana Walters	84,090,011	99.80	170,183	0.20

Proposal 2: Appointment of the Auditor

Votes For	% Votes For	Votes Withheld	% Votes Withheld
118,604,542	99.31	829,716	0.69

Proposal 3: Approval of all unallocated entitlements under the Equity Plan

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstaining	% Votes Abstaining
69,999,361	83.08	14,080,940	16.71	179,892	0.21

Proposal 4: Approval of Ambler Metals Equity Plan

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstaining	% Votes Abstaining
70,109,196	83.21	14,012,614	16.63	138,412	0.16

Detailed results of all items of business are also available in the Report of Voting Results filed under the Company's SEDAR profile at www.sedar.com ("SEDAR") and on the Form 8-K filed under the Company's EDGAR profile at www.sec.org ("EDGAR").

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP" in northwestern Alaska. On December 19, 2019, South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Elaine Sanders
Vice President & Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088

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